UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                         THE HOUSTON EXPLORATION COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    442120101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,130,900
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,130,900
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                4,130,900
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.8%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 3 OF 5 PAGES
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       The Schedule 13D filed on February 21, 2006 by Jana Partners LLC, a
Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of The Houston Exploration Company (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2006, Amendment No. 2 to the Schedule 13D filed on April 24, 2006, Amendment No. 3 to the Schedule 13D filed on April 28, 2006, Amendment No. 4 to the Schedule 13D filed on May 3, 2006, Amendment No. 5 to the Schedule 13D filed on May 16, 2006, Amendment No. 6 to the Schedule 13D filed on June 2, 2006, Amendment No. 7 to the Schedule 13D filed on June 7, 2006, Amendment No. 8 to the Schedule 13D filed on June 12, 2006,and Amendment No. 9 to the Schedule 13D filed on June 22, 2006 is hereby further amended as set forth below by this Amendment No. 10 to the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended and restated as follows:

       As of the date of this filing, the Reporting Person may be deemed the beneficial owner of 4,130,900 Shares. The aggregate purchase price of the Shares owned beneficially by the Reporting Person is approximately $235,599,744. Such Shares were acquired with investment funds in accounts under management.


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 4 OF 5 PAGES
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Item 5.       Interest in Securities of the Company.

    Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 27,994,964 Shares outstanding, which is the total number of Shares outstanding as of August 7, 2006 as reported in the Issuer's quarterly report for the quarter ended June 30, 2006.

       As of the close of business on August 21, 2006, the Reporting Person may be deemed to beneficially own 4,130,900 Shares constituting approximately 14.8% of the Shares outstanding.

         (b) The Reporting Person has sole voting and dispositive powers over the 4,130,900 Shares reported herein, which powers are exercised by the Principals.

         (c) The following transactions in the Shares were effected by the Reporting Person since the most recent filing of Schedule 13D. All of the transactions in the Shares were effected in open market purchases on the NYSE through various brokerage entities.

     Date of                    Shares Purchased                 Price Per
   Transaction                       (Sold)                      Share ($)
------------------- ----------------------------------------- ------------------
    8/17/2006                        53,300                        $61.54
------------------- ----------------------------------------- ------------------
    8/17/2006                           100                        $61.53
------------------- ----------------------------------------- ------------------
    8/17/2006                        24,500                        $61.46
------------------- ----------------------------------------- ------------------
    8/18/2006                       271,800                        $62.44
------------------- ----------------------------------------- ------------------
    8/18/2006                        16,400                        $62.71
------------------- ----------------------------------------- ------------------
    8/21/2006                        28,000                        $62.83
------------------- ----------------------------------------- ------------------
    8/21/2006                         3,200                        $62.90
------------------- ----------------------------------------- ------------------

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 5 OF 5 PAGES
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                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 21, 2006



                                          JANA PARTNERS LLC

                                          By: /s/ Barry Rosenstein
                                          ---------------------------------
                                          Name: Barry Rosenstein
                                          Title: Managing Partner

                                          By: /s/ Gary Claar
                                          ---------------------------------
                                          Name: Gary Claar
                                          Title: Managing Director